September 9, 2008

Mr. Kevin Woody, Branch Chief

United States Security and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C. 20549

Re:                               BH/RE, L.L.C. (the “Company”) Form 10-K for the year ended

December 31, 2007

File No. 0-50689

Dear Mr. Woody:

We have received your comments on the above referenced filing.  The original comments and responses follow:

Form 10-K for the year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Results of Operations, page 28

Comment:

1.               We note that you present a comparison of margin without consideration of promotional allowances.  Please revise your disclosure to include similar presentation of margin which includes the effect of promotional allowances.

Response:

The presentation of the results of operations and operating margins in the MD&A is consistent with the presentation of the results of operations in the financial statements which includes the reclassification of the cost of promotional allowances as disclosed in Note 1 to the consolidated financial statements.  Revenues include the retail value of food, beverage, rooms, entertainment and merchandise provided on a complimentary basis to customers.  Such complimentary amounts are then deducted from revenues as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses.  Therefore, the expenses and margin presented in the results of operations table and comparisons do include the effect of promotional allowances in the manner consistent with the presentation in the financial statements.  We believe that the presentation of margin and expenses in the MD&A is consistent with the presentation in other gaming company filings and that it may be misleading to add a comparison of margin that does not tie to the financial results as presented in the statement of operations.  For these reasons, we respectfully request additional review of the presentation of margins in the MD&A for adequacy.

Item 8. Financial Statements and Supplementary Data

2. Summary of Significant Accounting Policies

Comment:

2.               We note that management has recorded the property, equipment and intangible assets based upon an independent third party appraisal.  Additionally, we note that you have used an independent third party appraisal to determine the purchase price of the land sold under the terms of the Timeshare Purchase Agreement and to determine future volatility assumptions used to fair value option awards using the Black-Scholes-Merton option pricing model.  For each valuation issue, please tell us and disclose the nature and extent of the third party’s involvement in your decision making process.

Response:

On September 1, 2004, the Company acquired substantially all of the real and personal property owned or used by Aladdin Gaming, LLC to operate the Aladdin in a sale approved by the Bankruptcy Court as part of a plan of reorganization.  The Company issued new secured notes to Aladdin’s secured creditors and assumed substantially all of Aladdin’s pre-petition contracts and leases.  The acquisition was accounted for as a purchase and, accordingly, the purchase price and working capital adjustments were allocated to the underlying acquired assets and assumed liabilities.  In order to assist us in assigning values of assets acquired and liabilities assumed in the transaction, we obtained a third party valuation of significant identifiable intangible assets acquired, as well as other assets acquired and liabilities assumed.

The land that is the subject of the Timeshare Purchase Agreement was included in the assets acquired from the Aladdin so was valued using the same independent appraisal obtained for the allocation of the purchase price described above.

Finally, the Company values option awards using the Black-Scholes-Merton option pricing model.  The expected volatility is based on historical volatility trends calculated using actual stock pricing trends of comparable gaming companies.  The stock pricing information is obtained from independent sources on the internet.

Management utilizes the services of third party professionals and reviews information available from independent sources when analyzing valuation issues.  Management is ultimately responsible for the valuations recorded and uses any information obtained from third parties as one tool in their decision making process.  Future filings will contain clarification of managements role in each of the above mentioned valuation issues and will not reference third party involvement.

9. Related Party Transactions

Comment:

3.              Please tell us how your disclosures comply with paragraph 3 of SFAS 57, Related Party Disclosures.

Response:

Paragraph 3 of SFAS 57 states that transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist.  Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.  BH/RE’s related party disclosures for the leases with Planet Hollywood (LV) LLC and Earl of Sandwich (Las Vegas), LLC note that the Company believes that the provisions of these leases reflect arm’s-length market terms and that they are comparable to other lease agreements that the Company has entered into with third party restaurant operators.  This representation is substantiated by the actual agreements the Company has entered into with other third party restaurant operators.  The terms of the related party lease arrangements are in fact comparable to those unaffiliated lease agreements but we will remove the statement from future filings to avoid any confusion.

In connection with our responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and;

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses answer all of your comments with an appropriate level of detail but please feel free to contact Michael Mecca, Chief Executive Officer at (702) 785-5886 or the undersigned at (702) 785-5219 if you have any additional questions or information requests.

Sincerely,

/s/ Donna Lehmann
Donna Lehmann
Executive Vice President and Chief Financial Officer